UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*
Under the Securities Exchange Act of 1934

Starboard Value Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(Title of Class of Securities)

85521J109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85521J109	SCHEDULE 13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
SVAC Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Class A Common Stock: 0

	6	SHARED VOTING POWER
Class A Common Stock: 9,480,713

	7	SOLE DISPOSITIVE POWER
Class A Common Stock: 0

	8	SHARED DISPOSITIVE POWER
Class A Common Stock: 9,480,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Common Stock: 9,480,713

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Class A Common Stock: 19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 85521J109	SCHEDULE 13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
SVAC Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Class A Common Stock: 0

	6	SHARED VOTING POWER
Class A Common Stock: 9,480,713

	7	SOLE DISPOSITIVE POWER
Class A Common Stock: 0

	8	SHARED DISPOSITIVE POWER
Class A Common Stock: 9,480,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Common Stock: 9,480,713

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Class A Common Stock: 19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 85521J109	SCHEDULE 13G	Page 4 of 7 Pages
Item 1.

(a)	Name of Issuer:

Starboard Value Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

777 Third Avenue, 18th Floor
New York, New York 10017

Item 2.

(a)	Names of Persons Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	SVAC Sponsor LLC

(ii)	SVAC Manager LLC

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

(i)	The principal business address for SVAC Sponsor LLC is 777 Third Avenue, 18th Floor, New York, New York 10017.

(ii)	The principal business address for SVAC Manager LLC is 777 Third Avenue, 18th Floor, New York, New York 10017.

(c)	Citizenship:

Please refer to Row 4 on each cover sheet for each filing person.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share.

(e)	CUSIP Number:

Class A Common Stock: 85521J109

Item 3.

Not Applicable.

Item 4.	Ownership

SVAC Sponsor LLC (the “Sponsor”) directly owns 9,480,713 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”) of the Issuer. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of the Issuer. SVAC Manager LLC (the “Manager”) is the Sponsor’s manager, and accordingly may be deemed to beneficially own the securities directly owned by the Sponsor. Each of the Sponsor and the Manager disclaim beneficial ownership of such securities except to the extent of their direct ownership.

CUSIP No. 85521J109	SCHEDULE 13G	Page 5 of 7 Pages
The holdings described herein exclude 6,723,127 shares of Class A Common Stock issuable upon the exercise of 6,723,127 private placement warrants held directly by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable upon the later to occur of September 14, 2021 and 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The percentage ownership is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2020, according to which there were 40,423,453 shares of Class A Common Stock and 10,105,863 shares of Class B Common Stock outstanding as of November 16, 2020, and assumes the conversion of 9,480,713 shares of Class B Common Stock directly held by the Sponsor into shares of Class A Common Stock.

(a)	Amount beneficially owned: See the responses to Row 9 on the attached cover pages.

(b)	Percent of class: See the responses to Row 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Row 5 on the attached cover pages.

(ii)	Shared power to vote or direct the vote: See the responses to Row 6 on the attached cover pages.

(iii)	Sole power to dispose or direct the disposition of: See the responses to Row 7 on the attached cover pages.

(iv)	Shared power to dispose or direct the disposition of: See the responses to Row 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 85521J109	SCHEDULE 13G	Page 6 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SVAC Sponsor LLC

By:	/s/ Kenneth Marlin
Name: Kenneth Marlin
Title: Authorized Signatory

SVAC Manager LLC

By:	/s/ Jeffrey Smith
Name: Jeffrey Smith
Title: A Managing Member

CUSIP No. 85521J109	SCHEDULE 13G	Page 7 of 7 Pages
EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Title

99.1	Joint Filing Agreement